DREYFUS GOVERNMENT CASH MANAGEMENT
STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

U.S. Government Agencies - 91.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank, Floating Rate Notes:			
2/14/2006	3.79	100,000,000 [a]	99,991,469
3/21/2006	3.79	100,000,000 [a]	99,996,218
6/1/2006	3.79	275,000,000 [a]	274,999,977
10/6/2006	3.79	125,000,000 [a]	124,965,574
Federal Home Loan Banks, Discount Notes:			
11/1/2005	3.72	1,768,483,000	1,768,483,000
11/23/2005	3.70	475,000,000	473,935,292
11/25/2005	3.72	215,000,000	214,469,667
11/25/2005	3.73	115,000,000	114,715,950
Federal Home Loan Banks, Floating Rate Note			
4/11/2006	3.81	250,000,000 [a]	249,933,803
Federal Home Loan Mortgage Corp., Discount Notes:			
11/1/2005	3.57	94,714,000	94,714,000
12/27/2005	3.67	40,801,000	40,570,610
12/28/2005	3.67	164,285,000	163,340,772
Federal National Mortgage Association, Discount Notes:			
11/16/2005	3.67	150,000,000	149,772,500
11/23/2005	3.71	45,000,000	44,898,525
12/27/2005	3.67	50,217,000	49,933,442
2/15/2006	3.72	102,176,000	101,074,883
Federal National Mortgage Association, Floating Rate Note			
1/9/2006	3.82	100,000,000 [a]	99,991,526
Total U.S. Government Agencies			
(cost $4,165,787,208)			**4,165,787,208**

Repurchase Agreements - 8.7%			
Barclays Capital Inc.,			
dated 10/31/2005, due 11/1/2005 in the amount			
of $335,036,757 (fully collateralized by			
$187,623,000 Federal Home Loan Mortgage Corp.,			
Discount Note, 0%, due 2/27/2006, value $185,052,565			
and $127,337,000 Federal Home Loan Mortgage Corp.,			
Bonds, 6.75%, due 3/15/2031, value $156,648,067)	3.95	335,000,000	335,000,000
Goldman Sachs Group,			
dated 10/31/2005, due 11/1/2005 in the amount			
of $20,370,150 (fully collateralized by			
$15,939,000 U.S. Treasury Bond, 12.50%,			
due 8/15/2014 value $20,776,453)	3.80	20,368,000	20,368,000
Goldman Sachs Group,			
dated 10/31/2005, due 11/1/2005 in the amount			
of $42,004,550 (fully collateralized by			
$69,594,488 U.S. Treasury Strips,			
due 8/15/2006 to 8/15/2021 value $42,840,467)	3.90	42,000,000	42,000,000
Total Repurchase Agreements			
(cost $397,368,000)			**397,368,000**

Total Investments (cost $4,563,155,208)	**100.2%**	**4,563,155,208**
Liabilities, Less Cash and Receivables	**(0.2%)**	**(9,949,097)**
Net Assets	**100.0%**	**4,553,206,111**

[a] *Variable interest rate - subject to periodic change.*

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.*

DREYFUS GOVERNMENT PRIME CASH MANAGEMENT
STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies--96.1%			
Federal Farm Credit Bank, Discount Notes:			
11/1/2005	3.67	45,000,000	45,000,000
11/29/2005	3.58	50,000,000	49,862,333
Federal Farm Credit Bank, Floating Rate Notes:			
2/14/2006	3.79	25,000,000 [a]	24,997,867
3/21/2006	3.79	50,000,000 [a]	49,998,109
6/1/2006	3.79	50,000,000 [a]	50,000,000
10/6/2006	3.79	50,000,000 [a]	49,986,230
Federal Home Loan Banks, Discount Notes:			
11/1/2005	3.72	463,000,000	463,000,000
11/9/2005	3.62	100,000,000	99,920,222
11/23/2005	3.71	200,000,000	199,549,376
12/16/2005	3.85	200,000,000	199,042,500
Tennessee Valley Authority, Discount Note			
11/3/2005	3.68	28,000,000	27,994,307
Total U.S. Government Agencies			
(cost $1,259,350,944)			**1,259,350,944**
U.S. Treasury Bills--4.2%			
11/10/2005			
(cost $54,453,403)	3.45	54,500,000	**54,453,403**
Total Investments (cost $1,313,804,347)		**100.3%**	1,313,804,347
Liabilities, Less Cash and Receivables		**(.3%)**	**(3,491,880)**
Net Assets		**100.0%**	**1,310,312,467**

[a] Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby
incorporated by reference to the annual and semi-annual reports previously filed
with the Securities and Exchange Commission on Form N-CSR.